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AptDeco

Hi <<First Name>>,

Our Wefunder campaign is now live! You're invited to join our exclusive private round before we go live to the rest of the community and public. We expect to sell out quickly, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page and invest here: www.wefunder.com/aptdeco

LEARN MORE

In the past year, AptDeco has achieved a lot:

- We're now national and seeing tremendous growth from all over the country!
- We've partnered with some of your favorite brands including West Elm, Pottery Barn, Calligaris, BoConcept, and more.
- We've rolled out many new website features to make your experience seamless including the ability to send offers to sellers, using Affirm and Klarna to Buy Now Pay Later, and so much more.

...and we're so excited to do even more!

This round of funding will allow us to:

- Invest in growing our retail partnerships to continue to bring you the best assortment of branded gently used furniture anywhere.
- Invest in our logistics technology that powers our best in class pickup and delivery service along with hiring, training and paying living wages to our delivery teams.

buyers can easily find what they are looking for and our sellers secure a buyer quickly while maximizing their earnings.

- Invest in growing our national presence through brand awareness, marketing campaigns, and partnerships.

We are really excited about the growth that AptDeco has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

INVEST NOW

Best,

Reham Fagiri
Co-Founder & CEO
AptDeco
www.aptdeco.com


AptDeco.com

Wefunder FAQ's ⟶

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investing@aptdeco.com

AptDeco

Hi <<First Name>>,

Yesterday, we introduced you to the concept of a community round, and invited you to invest in AptDeco when it goes live **tomorrow, Friday, March 24th**.

You may be thinking *"Ok, I can invest, but why should I invest in a startup, and how does that work?"* Below we've outlined answers to possible questions:

- **Why should you invest?** Investing in startups can earn big returns, though investing shouldn't be solely about that. To invest in something as risky as a startup, you should feel something extra, beyond just the business model. You're investing because you believe in our product, our team, and our future, and want to be instrumental to our growth and success. You should only invest as much money as you are comfortable losing.
- **Is it ok to invest a small amount?** Absolutely! Even $100 can lead to significant upside. $100 invested in Airbnb in the beginning would leave you with $1.24M today (that's an extreme example and not all investments will turn out this way)!
- **Is my money safe?** How does this work? Your investment will be made through Wefunder, an SEC-regulated platform that keeps your money safe at all times. Payment options include: bank transfers (US only), checks (for $1,000+ investments), credit card, Apple Pay, Google Pay or wire transfer (international investors only).
- **What if I'm an international investor?** Wefunder can accept investments from anywhere in the world other than Quebec, Alberta, and Ontario.

We're launching the private stage of our community round **tomorrow, Friday, March 24th** on Wefunder. At that time you'll learn about our progress to date, the exciting things we're working on now, and our big plans for the future. So keep an eye out for the announcement email reserved for the first investors!

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Best,

Reham Fagiri

Co-Founder & CEO

AptDeco

www.aptdeco.com

AptDeco is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


AptDeco

Wefunder FAQ's ⟶

GET IN TOUCH

investing@aptdeco.com

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AptDeco

Hi <<First Name>>,

We have some exciting news! We're getting ready to launch a Community Round this week – what does that mean? **This means we're letting our customers and biggest supporters become investors in AptDeco!**

How did this come to be: The idea of a community round came directly from the AptDeco community. Over the years we've had many customers inquire about investing in AptDeco and we're now in the position to make this happen. This community round is about building a network of people who share our mission and values because our community is the backbone of what makes AptDeco great. AptDeco is for the everyday decorator, and we want to provide our customers with the opportunity to take part in our growth.

We're inviting a select group of our loyal customers to have priority access to become an investor in AptDeco, before we open this investing round up to the broader community. We're hosting our community round on Wefunder and chose it because it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

We're launching on Friday, March 25th, 2023.

Keep an eye out tomorrow for details on how to get involved!

Best,

Reham Fagiri
Co-Founder & CEO
AptDeco
www.aptdeco.com

AptDeco is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only

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Wefunder FAQ's ⟶

GET IN TOUCH
investing@aptdeco.com

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AptDeco

Hello <<First Name>>,

In case you missed it, AptDeco launched a community round last week and we couldn't be more humbled and excited given the overwhelming initial response.

This round allows our customers and biggest supporters to become investors in AptDeco! To recap, we've invited a select group of our loyal customers (you!) to have priority access to become an investor in AptDeco - and priority access ends this Friday, March 31st at 8:59 AM EDT, before we open up to the broader community.

LEARN MORE

How did this come to be? The idea of a community round came directly from the AptDeco community. Over the years we've had many customers inquire about investing in AptDeco and we're now in the position to make this happen. This community round is about building a network of people who share our mission and values because our community is the backbone of what makes AptDeco great. AptDeco is for the everyday decorator, and we want to provide our customers with the opportunity to take part in our growth.

Want to learn more? We're hosting our campaign on Wefunder, an SEC-regulated platform that keeps your money safe at all times. Check out our campaign page to see where we've been and where we're going!

VISIT OUR WEFUNDER PAGE

It's an exhilarating time here at AptDeco given this round, our growth and immediate plans for the future and we're excited about the possibility of you joining us on this journey.

Best,

Reham Fagiri
Co-Founder & CEO
AptDeco
www.aptdeco.com

AptDeco is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Wefunder FAQ's ⟶

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investing@aptdeco.com

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AptDeco

Hi <<First Name>>,

By now you probably know our community round is now live on Wefunder. We're truly humbled and excited given the overwhelming initial response. We expect to sell out quickly upon our public launch. **It's important to us that our customers and biggest supporters have an opportunity to invest in AptDeco before we go public this Friday, March 31st at 9AM EDT.**

It's an exhilarating time at AptDeco given this round, our growth and immediate plans for the future. If you haven't yet, check out our campaign page to see where we've been and where we're going.

VISIT OUR WEFUNDER PAGE

As always, I'm available to answer questions on our campaign page.

Best,

Reham Fagiri
Co-Founder & CEO
AptDeco
www.aptdeco.com

AptDeco is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Wefunder FAQ's ⟶

GET IN TOUCH
investing@aptdeco.com

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.